Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206

GS Finance Corp. $14,145,500 Trigger Autocallable Contingent Yield Notes due 2024 guaranteed by The Goldman Sachs Group, Inc.

This prospectus supplement addendum relates to $14,145,500 principal amount of notes that were offered pursuant to the accompanying prospectus supplement no. 5,064 dated January 18, 2019, referred to as the accompanying prospectus supplement (CUSIP no: 36257D147; ISIN no. US36257D1476).

The following bolded paragraph reflects amended information and replaces, in its entirety, the seventh paragraph on the cover page of the accompanying prospectus supplement. The amendment shows the corrected estimated value of your notes at the time the terms of your notes were set on the trade date. The corrected estimated value is $9.73 rather than $9.85 as stated in the accompanying prospectus supplement:

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $9.73 per $10 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

In addition, the following bolded paragraph reflects amended information and replaces, in its entirety, the first paragraph under “Estimated Value of Your Notes” on page S-2 of the accompanying prospectus supplement. The amendment includes the above-referenced corrected estimated value of your notes at the time the terms of your notes were set on the trade date and makes a related adjustment to the additional amount that Goldman Sachs & Co. LLC will initially use, with such estimated value, for account statements and otherwise, all as specified below:

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $9.73 per $10 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $0.22 per $10 face amount).

Both amended paragraphs above should be read in conjunction with the accompanying prospectus supplement (except for the paragraphs being replaced), the accompanying prospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017.

You should read the additional disclosure in the accompanying prospectus supplement to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-15 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Prospectus Supplement No. 5,064 Addendum dated February 7, 2019

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●	Prospectus supplement no. 5,064 dated January 18, 2019

●	Prospectus supplement dated July 10, 2017

●	Prospectus dated July 10, 2017

The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.